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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                      MARTHA STEWART LIVING OMNIMEDIA, INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)


                                    573083102
                                 (CUSIP number)


                              THOMAS ROBERTS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8479
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 29, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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
CUSIP No.  573083102               Schedule 13D                     Page 2 of 7

           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         M. STEWART, INC.
                         IRS ID NO. 06-1560815

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [ ]
                                                                                                  (b)    [X]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             OO

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                                  [X]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES
                                  7        SOLE VOTING POWER:
                                           10,648 SHARES OF CLASS A COMMON STOCK

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER
                                           0 SHARES OF CLASS A COMMON STOCK (SEE ITEM 5)
    EACH REPORTING
                                  9        SOLE DISPOSITIVE POWER:
                                           10,648 SHARES OF CLASS A COMMON STOCK

      PERSON WITH                 10       SHARED DISPOSITIVE POWER:
                                           0 SHARES OF CLASS A COMMON STOCK (SEE ITEM 5)

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  10,648 SHARES OF CLASS A COMMON STOCK  (SEE ITEM 5)

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                             [X] (SEE ITEM 5)

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                                     LESS THAN 1% (SEE ITEM 5)

          14             TYPE OF REPORTING PERSON:                                    CO


CUSIP No.  573083102               Schedule 13D                     Page 3 of 7


                            Statement on Schedule 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11 West 42nd Street, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by M. Stewart, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal address is c/o Heidi DeLuca, 19 Newtown Turnpike, 2nd Floor, Westport, Connecticut 06880.

         Schedule I, attached hereto, sets forth current information with respect to each director, executive officer and controlling person of the Reporting Person. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule I is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of any securities covered by this statement.

         On March 5, 2004, Martha Stewart, the sole director and an executive officer of the Reporting Person, was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding, and making false statements to federal investigators concerning a personal sale of non-Company stock. On July 16, 2004, Ms. Stewart was sentenced to five months in prison and two years of supervised release, which includes five months of home confinement to be served immediately upon release from prison. In addition, Ms. Stewart paid a fine of $30,000, plus four separate assessments in the amount of $100 each, for an aggregate penalty of $30,400.

         Except as set forth above, during the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds were expended by the Reporting Person in connection with the distributions described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 29, 2005, the sole general partner of the Martha Stewart Family Limited Partnership ("MSFLP") converted 1,077,734 shares of Class B common stock, par value $0.01 per share ("Class B Common Stock"), of the Company held by MSFLP into an equal number of shares of Class A Common Stock of the Company. MSFLP subsequently distributed such shares of Class A Common Stock to its partners pursuant to the provisions of the Second Amended and Restated Agreement of Limited Partnership of MSFLP (the "MSFLP Distribution"). Pursuant to the MSFLP Distribution, (i) 5,766 shares of Class A Common Stock were distributed to Martha Stewart, as the sole general partner of MSFLP, (ii) 7,124 shares of Class A Common Stock were distributed to the Martha Kostyra Spray Trust (the "Spray Trust"), of which Martha Stewart and Lawrence Shire are co-trustees and Martha Stewart is a beneficiary, and (iii) 1,064,844 shares of Class A Common Stock were distributed to Martha Stewart Partners, L.P. ("MS Partners").

CUSIP No.  573083102               Schedule 13D                     Page 4 of 7


         Also on July 29, 2005, MS Partners distributed the 1,064,844 shares of Class A Common Stock received by it in the MSFLP Distribution to its partners pursuant to the provisions of the Limited Partnership Agreement of MS Partners (the "MS Partners Distribution"). Pursuant to the MS Partners Distribution, (i) 10,648 shares of Class A Common Stock were distributed to the Reporting Person, of which Martha Stewart is the sole director and an executive officer, (ii) 119,262 shares of Class A Common Stock were distributed to Martha Stewart, as a limited partner of MS Partners, (iii) 29,816 shares of Class A Common Stock were distributed to the Martha Stewart 1999 Family Trust (the "1999 Trust"), of which Martha Stewart is the sole trustee, (iv) 37,270 shares of Class A Common Stock were distributed to the Martha Stewart 2000 Family Trust (the "2000 Trust" and, together with the Spray Trust and the 1999 Trust, the "Trusts"), of which Martha Stewart and Lawrence Shire are co-trustees, and (v) 867,848 shares of Class A Common Stock were distributed to the Spray Trust, of which Martha Stewart and Lawrence Shire are co-trustees and Martha Stewart is a beneficiary.

         Also on July 29, 2005, the Spray Trust distributed the 7,124 shares of Class A Common Stock received by it in the MSFLP Distribution and the 867,848 shares of Class A Common Stock received by it in the MS Partners Distribution (an aggregate of 874,972 shares) to Martha Stewart, as a beneficiary (the "Spray Trust Distribution").

         The MSFLP Distribution, the MS Partners Distribution and the Spray Trust Distribution were effected for estate planning purposes.

         The Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owns 10,648 shares of Class A Common Stock.

         The Reporting Person owns an aggregate of less than 1% of the Company's Class A Common Stock, which is calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005.

         By virtue of the relationships described in Item 4 above, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Exchange Act. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 1,267,600 shares of Class A Common Stock owned beneficially and directly by Martha Stewart, 27,623,512 shares of Class B Common Stock owned beneficially and directly by MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock, 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, as a result of the MS Partners Distribution described in Item 4 above, zero shares of Class A Common Stock owned beneficially and directly by MS Partners and, as a result of the Spray Trust Distribution described in Item 4 above, zero shares of Class A Common Stock owned by the Spray Trust, for a total beneficial ownership of 28,968,846, which represents 57.5% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts, report separately on Schedule 13G. MS Partners, each of the Trusts and Lawrence Shire, as co-trustee of the Spray Trust and the 2000 Trust, report separately on Schedules 13D.

         (b) The Reporting Person has sole voting and dispositive power with respect to the 10,648 shares of Class A Common Stock owned by the Reporting Person. The responses to the Reporting Person of Item 5(a) above are incorporated herein by reference.

CUSIP No.  573083102               Schedule 13D                     Page 5 of 7


         (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected within the last sixty days.

         (d) (i) Martha Stewart is the record owner of 28,891,112 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (ii) The 1999 Trust is the record owner of 29,816 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Martha Stewart, as the sole trustee of the 1999 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (iii) The 2000 Trust is the record owner of 37,270 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (iv) On July 29, 2005, the Spray Trust was the beneficial owner of 874,972 shares of Class A Common Stock. As a result of the Spray Trust Distribution, the Spray Trust is the record owner of zero shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the Spray Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.
         .
ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          None.


             [The remainder of this page intentionally left blank.]

CUSIP No.  573083102               Schedule 13D                     Page 6 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 2005



M. STEWART, INC.

By: /s/ MARTHA STEWART
    --------------------------------------
    Martha Stewart
    President

CUSIP No.  573083102               Schedule 13D                     Page 7 of 7



                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                M. STEWART, INC.

NAME AND BUSINESS ADDRESS                                CITIZENSHIP                              TITLE
-------------------------                                -----------                              -----
Martha Stewart*                                         United States                Chairman of the Board, President
11 West 42nd Street
New York, New York 10036

Alexis Stewart                                          United States                           Secretary
19 Newtown Turnpike
2nd Floor
Westport, Connecticut 06880



* In addition to serving as the Chairman of the Board and President of M. Stewart, Martha Stewart is also a controlling person by virtue of owning 100% of the common shares of M. Stewart outstanding as of July 29, 2005.